May 13, 2026

Elizabeth Balta, Esq.
Chief Legal Officer and Corporate Secretary
Jade Biosciences, Inc.
221 Crescent St., Building 23, Suite 105
Waltham, MA 02453

        Re: Jade Biosciences, Inc.
            Registration Statement on Form S-3
            Filed May 07, 2026
            File No. 333-295662
Dear Elizabeth Balta Esq.:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Matthew T. Bush, Esq.